ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

July 30, 2008

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

Acrex - Moneta JV Confirms and Expands “55 Zone”

Gold Mineralization, Timmins, Ontario

Vancouver, BC, July 30, 2008 - Acrex Ventures Ltd. (“Acrex”, TSX: AKV) and Moneta Porcupine Mines Inc. (“Moneta”, TSX: ME) are pleased to announce final results from the “55 Zone” Joint Venture drill program. A total of 2449 metres (m) was drilled in 8 holes.  All drill holes intersected gold mineralization, with best results from holes MA-08-43, MA-08-44 and MA-08-49, drilled in the more central portion of the zone.  Previous drilling returned notable drilled width intersections in MA-04-25 (12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au),  MA-02-06 (7.54 g/t Au over 6.50m within 4.81 g/t Au over 12.0m), and more recently MA-05-30 with an intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.

Highlights from the current drilling include the zones intersected in MA08-43 and MA08-49.  Notable in MA08-49 is an intersection of 9.68 g/t Au over 27.75 metres drilled width with a peak value of 49.03 g/t Au over 1.00 metres.  Within this zone are five narrow quartz vein or stringer intercepts each of which may be up to 0.30 metres in true width, intersecting the drill core at variable but generally very low core angles, with the result that a significant portion of the vein intersections carrying the higher grades were drilled down-dip.  The overall zone is defined by intense ankerite/pyrite alteration with gold values typically ranging from 2 to 5 g/t gold. A similar orientated vein carrying visible gold in the same geological setting was intersected in MA08-43 returning 42.09 g/t Au over 2.90 metres drilled width, with a peak vein value of 187.99 g/t Au over 0.50 metres.  The results confirm the high grade and well mineralized gold tenor of these very narrow veins and due to their orientation, the true width of the two zones is significantly reduced and will have to be determined by an additional drill program,

The “55 Zone” is hosted by altered Timiskaming greywackes and sandstones along the ultramafic/Timiskaming sedimentary contact and on strike with Moneta’s Southwest (624,500 oz.; historical Barrick gold resource) and WIndjammer South Zones (154,000 oz. :Cargill NI 43-101 inferred resource June 13, 2008) to the east-northeast.  To date only 26 drill holes have been completed in the “55 Zone” (Michaud JV: 14, Acrex: 7, Barrick: 5) with significant gold mineralized intervals reported previously.  Drill holes were laid out to generate additional data points and complete sections within the zone in order to facilitate a resource estimate to NI 43-101 standards and determine parameters for a follow-up drill program.

The summary table below details significant intersections:

Drill Hole	From (m)	To (m)	Drilled width (m)	Au (g/t)

MA08-43	67.20	71.00	3.80	5.05
80.90	83.80	2.90	*42.09
incl.	82.10	82.60	0.50	*,4,5 187.99
171.50	173.50	2.00	5.65
177.50	185.70	8.20	4.50
incl.	179.25	184.00	4.75	6.25
226.00	226.50	0.50	8.92

MA08-44	117.80	119.15	1.35	4.09
132.50	140.00	7.50	2.24
incl.	134.50	135.00	0.50	*12.41
160.55	162.00	1.45	5.48
179.95	181.65	1.70	6.49
237.75	239.20	1.45	2.53
249.63	252.00	2.37	1.54
284.40	288.90	4.50	2.71
291.10	292.53	1.43	2.15

MA08-45	148.00	151.75	3.75	1.16
incl.	148.50	149.00	0.50	3.62
179.00	180.00	1.00	1.92
183.00	184.00	1.00	1.11
190.35	191.00	0.65	2.67
200.00	202.00	2.00	1.59
215.00	216.00	1.00	1.20
233.00	233.50	0.50	4.04
236.40	238.00	1.60	1.27
242.00	244.00	2.00	1.22
249.00	250.00	1.00	2.13
257.00	257.50	0.50	,4 14.61
289.00	289.42	0.42	4.38

MA08-46	46.00	47.00	1.00	1.43
56.75	59.00	2.25	2.24

MA08-47	74.40	77.00	2.60	3.17
incl.	75.00	75.80	0.80	8.57
136.00	137.00	1.00	1.20

MA08-48	61.00	62.00	1.00	7.21
122.00	123.00	1.00	2.02
126.50	130.00	3.50	1.76
incl.	126.50	127.15	0.65	4.58
144.00	145.00	1.00	1.63
180.00	181.00	1.00	3.22

MA08-49	127.00	154.75	27.75	*,4 9.68
incl.	128.00	128.65	0.65	*,4 22.49
and	139.50	140.50	1.00	*,4 49.03
and	144.50	145.50	1.00	*,4 29.01
and	145.50	146.55	1.05	*,4 24.39
and	147.15	148.60	1.45	*,4 30.06
159.00	163.00	4.00	3.41
172.00	179.00	7.00	* 5.67
incl.	177.10	179.00	1.90	* 14.03
189.55	197.00	7.45	6.42
240.60	243.20	2.60	6.33

MA08-50	44.00	45.00	1.00	2.76
48.00	49.00	1.00	2.04
109.00	114.40	5.40	3.25
incl.	111.40	112.75	1.35	6.01

(*)

Includes metallic assay results where completed.

Notes (1,2,and 3 are applicable to all intersections):

1.

Simple weighted average of duplicates and checks used.

2.

Intervals are drilled widths in metres.

3.

Drill hole dips are all initially -50° and azimuth of 340°

4.

Significant downdip component

5.

Visible gold (VG) noted

Assaying

Diamond drill core logging and sampling follows general industry practices. Logged and sample marked core is sawn in half with one half bagged and tagged for shipment to the assay laboratory with the remaining half of the sawn core returned to the core box for storage and future reference. Blanks and a range of standards are inserted into the sample stream at regular intervals. Up to 15% of the pulps are submitted to a second laboratory as checks. Initial assays and routine duplicates as well as later gold metallic analyses were completed by Swastika Laboratory, while check assays and their duplicates were completed by Expert Laboratories. Both laboratories follow industry standard fire assay techniques.

R. Skeries, P.Geo., is the Qualified Person for the purposes of NI 43-101 and technical data contained herein.

About Acrex

Acrex is a Vancouver based junior resource company with four projects in Canada.  The Michaud Gold joint venture Property is located along the prolific gold producing Destor-Porcupine Fault System in Northern Ontario.  The Destor Fault System is reported to have produced over 100 million ounces of gold.  Acrex’s other three projects are the Spanish Mountain Property, a gold project located near Likely in the Cariboo region of British Columbia; the Don’s Lake Property located between Red Lake and Pickle Lake in northwestern Ontario; and the Honeymoon copper silver Property located North East of Kamloops in British Columbia.

FOR FURTHER INFORMATION PLEASE CONTACT:

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website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

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